UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   2  )*

DRAGON PHARMACEUTICAL INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

26143 X 100

(CUSIP Number)

Yanlin Han
c/o Scott Guan
Jade & Fountain PRC Lawyers
31 Floor, Tower B, Far East International Plaza
317 Xian Xia Road
Shanghai, 200051 China
+86 21 6235 1185

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 26143 X 100

(1)	Names of reporting persons	Yanlin Han
I.R.S. Identification Nos. of above persons (entities only)

(2)	Check the appropriate box if a member of a group (see instructions)
	(a)	☐
	(b)	☐

(3)	SEC use only

(4)	Source of funds (see instructions)	N/A

(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	N/A

(6)	Citizenship or place of organization	China

Number of Shares Beneficially by Owned by Each Reporting Person With	(7)	Sole Voting Power	26,753,741

	(8)	Shared Voting Power	0

	(9)	Sole Dispositive Power	26,753,741

	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	26,753,741

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	39.1%

(14)	Type of Reporting Person (See Instructions)	IN

SCHEDULE 13D (Amendment No. 2)

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends Items 2, 4, 5 and 7 of the statement on Schedule 13D relating to shares of common stock, par value $0.001 (the “Shares”), of Dragon Pharmaceutical Inc., a Florida corporation (the “Issuer”), filed by Yanlin Han with the Securities and Exchange Commission (the “Commission”) on January 18, 2005 (the “Original Schedule 13D”) and, as amended, on February 2, 2009 (the “First Amended Schedule 13D”).  Except as set forth herein, all previously reported Items remain unchanged.

Item 2.  Identity and Background.

(a)	This statement is being filed on behalf of Yanlin Han, an individual (“Mr. Han”).

(b)	The business address of Mr. Han is: C/O Scott Guan, Jade & Fountain PRC Lawyers, 31 Floor, Tower B, Far East International Plaza, 317 Xian Xia Road, Shanghai, 200051 China.

(c)	Mr. Han is the Chairman of the Board, Chief Executive Officer and a Director of the Issuer. The Issuer’s address is: 650 West Georgia Street, Suite 310, Vancouver, British Columbia, Canada V6B 4N9.

(d)	Mr. Han, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Han, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Han is a citizen of China.

Item 4.  Purpose of Transaction.

(a)-(j)  On January 15, 2010, Mr. Han presented the Issuer’s Board of Directors with a proposal to acquire all of the outstanding shares of common stock of the Issuer for a price of $0.80 per share through a entity he expects to control.  The proposal is conditioned upon satisfactory completion of due diligence, negotiation of definitive acquisition documents, receipt of requisite financing commitments and receipt of the necessary Board and shareholder approval.  Mr. Han has begun exploring financing options for his acquisition but no financing commitments have been made at this time.  Whether or not the acquisition is feasible depends on several factors beyond Mr. Han’s control and, regardless of feasibility, there can be no guarantee that the proposed price per share will be acceptable to the Issuer’s Board and shareholders or that any transaction will be consummated.

Mr. Han maintains the right to engage in further discussions with the Issuer and other relevant parties concerning the business and future plans of the Issuer, generally, and concerning his acquisition proposal as described herein.  Mr. Han reserves the right to change his intentions at any time.

Item 5.  Interest in Securities of the Issuer.

(a)
Mr. Han beneficially owns an aggregate of 26,753,741 Shares, with such number including options to purchase 1,300,000 Shares, representing 39.1% of such outstanding class of the Issuer’s securities, determined in accordance with Rule 13d-3(d)(1).  The percentage calculation is based upon 67,066,418 total outstanding Shares of the Issuer as of November 13, 2009, as reported in the Issuer’s most recent quarterly report on Form 10-Q for the period ended September 30, 2009 (SEC file no. 000-27937).

(b)	The following table sets forth the number of Shares owned by Mr. Han:

(i)	the sole power to vote or direct the vote:	26,753,741
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to dispose or to direct disposition:	26,753,741
(iv)	shared power to dispose or to direct disposition:	0

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1 – Letter to the Board of Directors of Dragon Pharmaceutical Inc., dated January 15, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2010	/s/ Yanlin Han
Date	Yanlin Han